legal & compliance, llc

laura aNTHONy, esquire LAZARUS ROTHSTEIN STUART REED, ESQUIRE MARC S. WOOLF, ESQUIRE OF COUNSEL	www.legalandcompliance.com WWW.SEC-LAW-BLOG.COM

DIRECT E-MAIL:  LANTHONY@LEGALANDCOMPLIANCE.COM

April 21, 2014

VIA ELECTRONIC EDGAR FILING

Duc Dang, Special Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	X-Treme Investments
Amendment No. 1 to Registration Statement on Form S-1
Filed January 6, 2014
File No. 333-190573

Dear Mr. Dang:

We are counsel for X-Treme Investments, Inc. (the “Company”) and have electronically filed on behalf of the Company Amendment No. 2 to the above-referenced Form S-1 (the “Form S-1”). This Amendment No. 2 is marked with R tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Anthony Passmore dated February 3, 2014. We trust you shall deem this Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1. We note your response to comment 1 of our letter dated September 9, 2013. Please note that in Securities Act Release No. 33-6932 the Commission indicated that it would “scrutinize... offerings for attempts to create the appearance that the registrant... has a specific business plan, in an effort to avoid the application of Rule 419.” We continue to note that you have no assets, revenues, operations, or contracts related to proposed operations. Additionally, on page 4 you disclose that your objective will be the “acquisition … of companies that provide services.”

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

Response: The Company has revised the disclosure to clarify that its intend business is to operate a consulting company that provides a full range of site selection, planning, development and management services for prospective residential and commercial income producing real estate investments. This clarification should eliminate any suggestion that the Company is seeking to acquire other entities or real estate properties. In addition to clarifying the description of the Company’s business, the Company has included the following additional disclosure:

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Duc Dang, Special Counsel

Securities and Exchange Commission

April 18, 2014

●	“We are considered a “shell company” under applicable securities rules and subject to additional regulatory requirements as a result, including the inability of our shareholders to sell our shares in reliance on Rule 144 promulgated pursuant to the Securities Act of 1933, as well as additional restrictions. Accordingly, investors should consider our shares to be significantly risky and illiquid investments. See Risk Factors below.”

●	“We believe we are not a blank check company because we have a very specific business purpose and a bona fide plan of operations; none of which include plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once we are a reporting company, to be used as a vehicle for a private company to become a reporting company.”

●	We added the following in the risk factors:
●	Shareholders who hold unregistered shares of our common stock are subject to resale restrictions pursuant to Rule 144, due to our status as a “Shell Company.” Pursuant to Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), a “shell company” is defined as a company that has no or nominal operations; and, either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets. As such, because we have nominal assets, we are considered a “shell company” pursuant to Rule 144 and as such, sales of our securities pursuant to Rule 144 are not able to be made until we have ceased to be a “shell company” and we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144; and a period of at least twelve months has elapsed from the date “Form 10 information” (i.e., information similar to that which would be found in a Form 10 Registration Statement filing with the SEC) has been filed with the Commission reflecting the Company’s status as a non-”shell company.” Because none of our non-registered securities can be sold pursuant to Rule 144, until one year after filing Form 10 like information with the SEC, any non-registered securities we sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose will have no liquidity until and unless such securities are registered with the Commission and/or until 12 months after we cease to be a “shell company” and have complied with the other requirements of Rule 144, as described above. As a result, it may be harder for us to fund our operations and pay our consultants with our securities instead of cash. Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the Commission, which could cause us to expend additional resources in the future. Our status as a “shell company” could prevent us from raising additional funds, engaging consultants, and using our securities to pay for any acquisitions (although none are currently planned), which could cause the value of our securities, if any, to decline in value or become worthless.

●	Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies. Rule 144 is not available for the resale of securities initially issued by companies that are, or previously were, blank check companies, to their promoters or affiliates despite technical compliance with the requirements of Rule 144. Rule 144 also is not available for resale of securities issued by any shell companies (other than business combination-related shell companies) or any issuer that has been at any time previously a shell company. The SEC has provided an exception to this prohibition, however, if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Duc Dang, Special Counsel

Securities and Exchange Commission

April 18, 2014

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Comment 2. We note you response to comment 2. Your disclosure still appears to refer to several different types of business activities including business acquisitions, providing services, and acquiring real estate. You also note that you are diversified even though you have limited assets and operations. In connection with the preceding comment, please revise your disclosure throughout to provide a more succinct description of your current and near term business plans that are supported by reasonable bases.

Response: As noted in response to Comment 1 above, the Company has revised the disclosure to clarify that its intend business is to operate a consulting company that provides a full range of site selection, planning, development and management services for prospective residential and commercial income producing real estate investments.

Cover Page

Comment 3. We note your response to comment 5. Please clarify, in an appropriate place, if there is a written agreement with Anthony Passmore regarding your offering expenses, and whether there is a limit on the amount he will provide. If so, please file the agreement or advise.

Response: Mr. Passmore has agreed to fund all expenses in connection with this offering and have included in the S-1 the following: “Anthony Passmore has agreed to bear all expenses in connection with the registration of all of the shares of our common stock covered by this prospectus.”

Mr. Passmore’s agreement is an oral agreement and has been clarified to reflect that such agreement is an oral agreement, that the loan will be without interest, payable on demand.

The Company, Page 4

Comment 4. We note your disclosure that “X-Treme Investments understands the nature of the purchase. All properties or assets that we have identified as suitable are profitable or have great potential for profits. These types of assets are tailored to fit our business model.” To the extent you have identified properties or assets, please provide detailed disclosure regarding these assets. Additionally, please clarify how you determined these properties or assets will be profitable.

Response: The Company has revised the disclosure to clarify we have not identified not currently identified properties and in general we discuss the nature of our services to be prospective.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Duc Dang, Special Counsel

Securities and Exchange Commission

April 18, 2014

Use of Proceeds, Page 20

Comment 5. We note your response to comment 13. From your response, it appears that working capital is used to fund general operations. If that is the case, please clarify why you include them as separate categories.

Response: The Company has revised the disclosure to consolidate the above categories.

Comment 6. We note the revised disclosure that Anthony Passmore “will cover all of our expenses of operation.” Please clarify if this is evidenced by a written agreement. If so, please file such agreement or advise.

Response: The Company revised the disclosure to reflect that Mr. Passmore has orally agreed to lend the Company, without interest, all such expenses and such arrangement is evidenced by the disclosure set forth in the S-1.

Capitalization, Page 21

Comment 7. We note that the amount of Deficit accumulated during development stage as of September 30, 2013 disclosed on page 21 is inconsistent with your balance sheet as of such date on page F-12. Please revise to correct this conflict.

Response: In general, the Company has included interim financial statements as of December 31, 2013. In response to comment 7, the Company included the correct amount of Deficit accumulated during the development stage as of December 31, 2013 rather than September 30, 2013. The amount included in the table now matches the amount included in the financial statements.

Dilution, Page 22

Comment 8. Please include a table that shows the comparison of the “public contribution under the proposed public offering and the effective cash contribution of” Anthony Passmore. Please refer to Item 506 of Regulation S-K.

Response: The Company revised the disclosure to include the “public contribution under the proposed public offering” as requested. Mr. Passmore’s cash contributions are reflected in Additional paid-in capital amount which has been updated to December 31, 2013 as that amount includes the bulk of the expected costs of this offering. Additional amounts which Mr. Passmore has agreed to contribute are expected to be immaterial. ..

Comment 9. We reissue comment 14 in part. Please revise to disclose the number of shares assumed to be issued in the offering for purposes of your presentation of dilution. Also, update the information disclosed in the dilution table through September 30, 2013.

Response: The Company revised the disclosure to include the number of shares assumed to be issued in the offering. In addition, the information in this table has been disclosed through December 31, 2013 as reflected in the most recent interim financial statements rather than the previously reported September 30, 2013 amounts.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Duc Dang, Special Counsel

Securities and Exchange Commission

April 18, 2014

Executive Officers and Directors...Page 25

Comment 10. We note that you continue to disclose that your “directors elect officers annually.” Please explain this concept further and how it would apply once you have persons that separately serve as directors and officers.

Response: The Company has revised the disclosure as follows:

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board. All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified or until his earlier death, resignation or removal.

Comment 11. We reissue comment 19. Please disclose how often directors will be up for election.

Response: See response to comment 10 above which includes the period of time a director holds office.

Comment 12. We note your response to comment 20. Please revise to identify and clearly state that the specific experience, qualifications, attributes or skills led to the conclusion that Anthony Passmore should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Response. We included the following additional disclosure:

As the Chief Executive Officer of our company, Mr. Passmore brings our board his considerable experience in the strategic planning and growth of companies and qualifies him to serve as a director or our company.

If the staff has any further comments regarding the Company’s filings with the SEC, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq
Laura Anthony, Esq.

cc: Anthony Passmore, Chief Executive Officer (w/ enclosure)

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832